SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 13, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release **ANGLOGOLD ASHANTI – FINANCIAL EFFECTS, POSTING OF CIRCULAR TO SHAREHOLDERS AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT**

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

13 November 2006

FINANCIAL EFFECTS, POSTING OF CIRCULAR TO SHAREHOLDERS AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

On 2 October 2006, AngloGold Ashanti Limited ("AngloGold Ashanti" or the "company") announced the imminent finalisation of a black economic empowerment transaction ("the transaction") comprising an employee share ownership plan and an empowerment transaction. The transaction is subject to, *inter alia*, shareholder approval. Shareholders should refer to the aforementioned announcement for full details of the transaction.

The transaction has now been finalised and a circular convening a general meeting to be held on Monday, 11 December 2006 at 11:00 South African time at the Country Club Johannesburg, Napier Road, Auckland Park, South Africa, at which, shareholders will be asked to approve various resolutions to give effect to the transaction was posted to shareholders today, Monday, 13 November 2006.

The unaudited pro forma financial information is furnished pursuant to the requirements of the JSE Limited.

UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI

The unaudited pro forma financial information of AngloGold Ashanti has been prepared in order to show the effects of the issue of shares for cash to the trust that will be established to acquire and hold the shares on behalf of eligible employees ("the trust") and to Izingwe Holdings (Proprietary) Limited ("Izingwe") (collectively, "the issue"), assuming that the issue took place to its full extent on 1 January 2006 for purposes of the income statement for the nine month period ended 30 September 2006 and as at 30 September 2006 for purposes of the balance sheet. The *pro forma* financial information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, fairly present the AngloGold's financial position, changes in equity, results of operations or cash flows. It does not purport to be indicative of what the results or financial results would have been if the issue had actually occurred at an earlier date.

Unaudited pro forma per share information for the nine-month period ended 30 September 2006

The *pro forma* historical financial effects of the issue have been extracted from the circular and are as follows:

For the nine-month period ended 30 September 2006		Before the issue	After the issue	Movement %
Net asset value per share[1]	US cents	1,061	1,041	(1.89)
Net tangible asset value per share[1]	US cents	914	897	(1.86)
Cash gross profit per share[2]	US cents	449	440	(2.00)
Basic earnings per share[3]	US cents	10	(1)	(110.00)
Diluted earnings per share[4]	US cents	10	(1)	(110.00)
Headline earnings per share[5]	US cents	9	(2)	(122.22)
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swap per share[6]	US cents	135	122	(9.63)
Weighted average number of shares in issue[7]		271,588,698	275,518,698	1.45
Weighted average diluted number of shares in issue[8]		271,713,372	275,643,372	1.45
Number of shares in issue[9]		275,258,118	280,498,118	1.90
Net debt to net capital employed[10]		18.7%	18.7%	

- In this *pro forma* financial information, unless otherwise indicated, "shares" refers to AngloGold Ashanti ordinary shares.

















Notes:

1. Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.
2. The cash gross profit per share computation has been based on the weighted average number of shares in issue.
3. Basic earnings per share are computed by dividing net earnings by the weighted average number of shares in issue.
4. The diluted earnings per share are computed by dividing net earnings by the weighted average diluted number of shares in issue.
5. Headline earnings remove items of a capital nature from the calculation of earnings per share. Headline earnings per share are computed by dividing headline earnings by the weighted average number of shares in issue.
6. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.
7. The weighted average number of shares in issue was 271,588,698 for the nine month period ended 30 September 2006 and as a result of the issuance of 5,240,000 shares (comprising 960,000 ordinary shares and 2,880,000 e ordinary shares to the trust and 1,400,000 E ordinary shares to Izingwe), the weighted average number of shares in issue for that period would have been 275,518,698.
8. The weighted average diluted number of shares in issue was 271,713,372 for the nine month period ended 30 September 2006 and as a result of the issuance of 5,240,000 AngloGold Ashanti shares, the weighted average diluted number of shares in issue for that period would have been 275,643,372. The weighted average diluted number of shares in issue for the period ended 30 September does not assume the effect of 15,384,615 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.
9. The number of shares in issue as at 30 September 2006 was 275,258,118 and, as a result of the issue, the number of shares in issue as at that date would have been 280,498,118. This assumes that all the E shares will convert to ordinary shares.
10. Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash.

WITHDRAWAL OF CAUTIONARY ANNOUCEMENT

Shareholders are advised that the cautionary announcement made on 2 October 2006 is hereby withdrawn.

An electronic copy of the circular is available from the company's website at www.anglogoldashanti.com and printed copies are available, on request, from The Company Secretary, AngloGold Ashanti Limited, P O Box 62117, Marshalltown, 2107, Fax +27 11 637 6677 or from the contacts listed below.

ENDS

Merchant bank and transactional sponsor
RAND MERCHANT BANK
A division of FirstRand Bank Limited

Employee ownership corporate advisers
ESOP

Reporting accountants
Ernst & Young
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Corporate law advisers to AngloGold Ashanti
Tabacks
read hope phillips attorneys

Joint financial advisers to Izingwe Holdings
NEDBANK CAPITAL
IZINGWE

Corporate law adviser to Izingwe Holdings
edward nathan sonnenbergs

Independent professional expert
Standard Bank

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Cheryl Landman	+27 (0) 11 6376317	+27 (0) 82 774 5097	cjlandman@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 13, 2006

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary